EXHIBIT 12.1

HOST HOTELS & RESORTS, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(in millions, except ratio amounts)

	Year-to-date ended
	June 30, 2013	June 15, 2012
Income from continuing operations before income taxes	$161	$24
Add (deduct):
Fixed charges	195	203
Capitalized interest	(3)	(2)
Amortization of capitalized interest	3	3
Equity in earnings related to certain 50% or less owned affiliates	(4)	(3)
Adjusted earnings	$352	$225
Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$179	$180
Capitalized interest	3	2
Portion of rents representative of the interest factor	13	21
Total fixed charges and preferred stock dividends	$195	$203
Ratio of earnings to fixed charges and preferred stock dividends	1.8	1.1